UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 27, 2014 containing the Company’s results for the quarter ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 28, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRONTLINE LTD.
FIRST QUARTER 2014 RESULTS

HIGHLIGHTS

•	Frontline reports a net loss attributable to the Company of $12.1 million for the first quarter of 2014, equivalent to a loss per share of $0.13.
•	Frontline reports net income attributable to the Company of $3.6 million for the first quarter of 2014 when excluding loss on the sale of vessels, equivalent to earnings per share of $0.04.
•	Frontline will not pay a dividend for the first quarter of 2014.
•	Frontline issued 8,829,063 new shares in the first quarter further to the ATM offering launched in June 2013 and further 1,635,589 new shares in April 2014.
•	In April 2014, Frontline agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard, at a lower contract price.

FIRST QUARTER 2014 RESULTS

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $12.1 million in the first quarter, equivalent to a loss per share of $0.13, compared with a net loss of $13.0 million in the preceding quarter, equivalent to a loss per share of $0.15. The net loss attributable to the Company in the first quarter includes a loss on the sale of the VLCC Ulysses of $15.7 million. The net loss attributable to the Company in the fourth quarter includes a net gain of $13.8 million, which was recognized on the lease terminations of the VLCCs Front Champion and Golden Victory and a loss of $12.7 million, which was recognized on the conversion of $25.0 million of the Company’s convertible bonds into cash and shares.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs and Suezmax tankers were $32,700 and $27,700, respectively, compared with $22,400 and $12,900, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $32,500 and $27,700, respectively, compared with $21,600 and $12,900, respectively, in the preceding quarter.

Contingent rental expense of $13.0 million in the first quarter comprises $11.7 million relating to the amended charter parties for the vessels leased from Ship Finance International Limited and $1.3 million relating to the amended charter parties for four vessels leased from German KGs vessels. Contingent rental expense of $1.7 million in the fourth quarter relates to the amended charter parties for four KG vessels.

Ship operating expenses decreased by $0.2 million. Dry docking costs decreased by $0.6 million and this was partially offset by an increase in running expenses.

Interest expense, net of capitalized interest, was $21.6 million in the first quarter of which $5.9 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

As of March 31, 2014, the Company had total cash and cash equivalents of $111.2 million and restricted cash of $74.9 million. Restricted cash includes $74.1 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2014 on a TCE basis for VLCCs and Suezmax tankers of approximately $25,200 and $17,800, respectively.

FLEET DEVELOPMENT

In March 2014, a wholly-owned subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses to an unrelated third party for net sale proceeds of $25.5 million and the vessel was delivered to the buyer on March 11, 2014.

NEWBUILDING PROGRAM

As of March 31, 2014 the Company had two Suezmax newbuilding contracts and was committed to making newbuilding installments of $87.9 million with expected payment in 2014.

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following the payment of the final installment of $41.5 million and the second vessel is expected to be delivered in September 2014. The Company is committed to making payments of $41.5 million as of the date of this press release with expected payment in September 2014.

CORPORATE

The Company issued 8,829,063 new ordinary shares under the ATM program during the first quarter. 95,340,776 ordinary shares were outstanding as of March 31, 2014, and the weighted average number of shares outstanding for the quarter was 93,841,670.

The Company issued 1,635,589 new shares under the ATM program during April 2014. 96,976,365 ordinary shares were outstanding as of the date of this press release.

THE MARKET

The market rate for a VLCC trading on a standard ‘TD3’ voyage between the Arabian Gulf and Japan in the first quarter of 2014 was WS 51, representing a decrease of WS 2 point from the fourth quarter of 2013 and WS16 above the first quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the first quarter of 2014 was WS 79, representing an increase of WS 13 points from the fourth quarter of 2013 and an increase of WS 21 points from the first quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014.

Bunkers at Fujairah averaged $611/mt in the first quarter of 2014 compared to $615/mt in the fourth quarter of 2013. Bunker prices varied between a high of $627/mt on January 15th and a low of $599/mt on March 12th.

The International Energy Agency's ("IEA") May 2014 report stated an OPEC crude production of 30.0 million barrels per day (mb/d) in the first quarter of 2014. This was an increase of 0.2 mb/d compared to the fourth quarter of 2013.

The IEA estimates that world oil demand averaged 91.3 mb/d in the first quarter of 2014, which is a decrease of 1.1 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2014 will be 92.8 mb/d, representing an increase of 1.5 percent or 1.4 mb/d from 2013.

The VLCC fleet totalled 627 vessels at the end of the first quarter of 2014, four vessels up from the previous quarter. Five VLCCs were delivered during the quarter, one was removed. The order book increased by 12 vessels and counted 94 vessels at the end of the first quarter, which represents 15 percent of the VLCC fleet.

The Suezmax fleet totalled 449 vessels at the end of the first quarter, up three from 446 vessels at the end of the previous quarter. Three vessels were delivered during the quarter whilst none were removed. The order book counted 40 vessels at the end of the first quarter, which represents approximately nine percent of the Suezmax fleet.

STRATEGY AND OUTLOOK

As of March 31, 2014, the Company had total debt and lease obligations, excluding non-recourse debt in ITCL, of $1,044 million comprised of $718 million in capital lease obligations to Ship Finance, $76 million in notes payable to Ship Finance, $60 million in capital lease obligations to German KGs and $190 million in convertible bond loan. A full repayment of this debt is, to a large extent, dependent on a sustained improvement in tanker rates going forward.

In the event that cash flow from operations does not enable Frontline to satisfy short term or medium to long term liquidity requirements, Frontline will have to consider alternatives, such as raising equity or selling assets, establish new loans or refinance existing arrangements. If no additional equity can be raised, assets sold, new loans established or existing arrangements refinanced, there is a risk that Frontline will not have sufficient cash to repay the existing $190 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

The Company is also committed to make newbuilding installments of $41.5 million as of the date of this press release with expected payment in September 2014 relating to one newbuilding after having taken delivery of one newbuilding May 19, 2014, which was financed by $41.5 million cash on hand. The Company expects to partly finance these payments with bank debt that it intends to arrange.

The balance sheet has been strengthened after March 31, 2014 from the raising of $6.3 million in new equity in April 2014. The Board is actively monitoring the situation and looking into opportunities to restructure the balance sheet and further improve the Company's financial position.

The recent negative development in the tanker market is likely to give a weaker operating result (excluding one time gains and losses) in the second quarter.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 26, 2014

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec
Total operating revenues	169,998	125,903	517,190
(Loss) gain on sale of assets and amortization of deferred gains	(15,727)	9,211	23,558
Voyage expenses and commission	80,701	70,150	299,741
Ship operating expenses	23,052	26,877	109,872
Contingent rental expense (income)	13,023	(302)	(7,761)
Charter hire expenses	-	3,973	4,176
Administrative expenses	9,070	8,431	31,628
Impairment loss on vessels	-	-	103,724
Depreciation	22,846	26,112	99,802
Total operating expenses	148,692	135,241	641,182
Net operating income (loss)	5,579	(127)	(100,434)
Interest income	7	33	83
Interest expense	(21,565)	(22,618)	(90,718)
Share of results from associated companies	562	4,681	13,539
Foreign currency exchange (loss) gain	(31)	(55)	(92)
Mark to market loss on derivatives	-	(585)	(585)
Debt conversion expense	-	-	(12,654)
Other non-operating items	306	282	1,267
Net loss before tax and noncontrolling interest	(15,142)	(18,389)	(189,594)
Taxes	(70)	(97)	(284)
Net loss from continuing operations	(15,212)	(18,486)	(189,878)
Net loss from discontinued operations	-	(549)	(1,204)
Net loss	(15,212)	(19,035)	(191,082)
Net loss attributable to noncontrolling interest	3,127	280	2,573
Net loss attributable to Frontline Ltd.	(12,085)	(18,755)	(188,509)

Basic loss per share attributable to Frontline Ltd.	$(0.13)	$(0.24)	$(2.36)

Income on time charter basis ($ per day)*
VLCC	32,700	17,000	17,400
Suezmax	27,700	14,500	13,400
Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec
Net loss	(15,212)	(19,035)	(191,082)
Unrealized gain from marketable securities	269	95	915
Foreign currency translation gain (loss)	25	(104)	(63)
Other comprehensive income (loss)	294	(9)	852
Comprehensive loss	(14,918)	(19,044)	(190,230)
Comprehensive loss attributable to Frontline Ltd.	(11,791)	(18,764)	(187,657)
Comprehensive loss attributable to noncontrolling interest	(3,127)	(280)	(2,573)
	(14,918)	(19,044)	(190,230)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2014 Mar 31	2013 Mar 31	2013 Dec 31
ASSETS
Short term
Cash and cash equivalents	111,229	109,495	53,759
Restricted cash	74,868	71,097	68,363
Other current assets	144,686	125,825	138,031
Long term
Newbuildings	30,277	27,624	29,668
Vessels and equipment, net	219,390	278,280	264,804
Vessels under capital lease, net	686,404	868,384	704,808
Investment in finance lease	48,119	50,784	48,819
Investment in unconsolidated subsidiaries and associated companies	58,547	51,073	58,658
Other long-term assets	561	1,103	695
Total assets	1,374,081	1,583,665	1,367,605

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	58,806	22,022	22,706
Current portion of obligations under capital lease	47,639	51,485	46,930
Other current liabilities	67,310	50,828	61,136
Long term liabilities
Long term debt	459,931	456,276	508,970
Obligations under capital lease	730,148	881,068	742,418
Other long term liabilities	3,420	9,791	3,496
Commitments and contingencies
Equity
Frontline Ltd. equity	1,053	101,001	(26,952)
Noncontrolling interest	5,774	11,194	8,901
Total equity	6,827	112,195	(18,051)
Total liabilities and equity	1,374,081	1,583,665	1,367,605

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec
OPERATING ACTIVITIES
Net loss	(15,212)	(19,035)	(191,082)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	23,544	26,269	102,184
Unrealized foreign currency exchange loss (gain)	9	(81)	20
Gain on sale of assets and amortization of deferred gains	15,727	(8,364)	(22,711)
Contingent rental income	-	-	(8,726)
Equity earnings of associated companies	(562)	(4,681)	(13,539)
Impairment loss on vessels	-	-	103,724
Debt conversion expense	-	-	12,654
Provision for doubtful debts	108	133	55
Other, net	(405)	(66)	(529)
Change in operating assets and liabilities	2,057)	(22,823)	(24,734)
Net cash provided by (used in) operating activities	21,152	(28,648)	(42,684)

INVESTING ACTIVITIES
Change in restricted cash	(6,505)	16,410	19,143
Additions to newbuildings, vessels and equipment	(541)	(722)	(2,504)
Finance lease payments received	591	498	2,156
Net proceeds from sale of vessels and equipment	27,164	10,515	-
Net investment in associated companies	673	(5,509)	(5,509)
Net cash provided by investing activities	21,382	21,192	13,286

FINANCING ACTIVITIES
Net proceeds from issuance of shares	40,557	-	4,802
Proceeds from long-term debt, net of fees paid	-	-	19,798
Repayment of long-term debt	(12,185)	(5,694)	(23,781)
Repayment of capital leases	(11,561)	(12,886)	(50,345)
Lease termination payments	-	(2,072)	(4,518)
Payment of related party loan note	(1,875)	-	(402)
Net cash provided by (used in) financing activities	14,936	(20,652)	(54,446)

Net change in cash and cash equivalents	57,470	(28,108)	(83,844)
Cash and cash equivalents at start of period	53,759	137,603	137,603
Cash and cash equivalents at end of period	111,229	109,495	53,759

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2014 Jan-Mar	2013 Jan-Mar	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	86,511,713	77,858,502	77,858,502
Shares issued	8,829,063	-	8,653,211
Balance at beginning and end of period	95,340,776	77,858,502	86,511,713

SHARE CAPITAL
Balance at beginning of period	86,512	194,646	194,646
Capital reduction	-	-	(116,788)
Shares issued	8,829	-	8,654
Balance at end of period	95,341	194,646	86,512

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	149,985	821	821
Capital reduction	-	-	116,788
Stock option expense	37	90	161
Shares issued	30,930	-	3,285
Net share premium arising on debt conversion	-	-	28,930
Balance at end of period	180,952	911	149,985

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,303)	(4,155)	(4,155)
Other comprehensive income (loss)	294	(9)	852
Balance at end of period	(3,009)	(4,164)	(3,303)

RETAINED DEFICIT
Balance at beginning of period	(734,275)	(545,766)	(545,766)
Net loss	(12,085)	(18,755)	(188,509)
Balance at end of period	(746,360)	(564,521)	(734,275)

FRONTLINE LTD. EQUITY	1,053	101,001	(26,952)

NONCONTROLLING INTEREST
Balance at beginning of period	8,901	11,474	11,474
Net loss	(3,127)	(280)	(2,573)
Balance at end of period	5,774	11,194	8,901

TOTAL EQUITY	6,827	112,195	(18,051)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company’s ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013.

3.      SHARE CAPITAL

The Company issued 8,829,063 new ordinary shares under the ATM program during the first quarter. 95,340,776 ordinary shares were outstanding as of March 31, 2014.

4.      RELATED PARTY TRANSACTIONS

The Company’s most significant related party transactions are with Ship Finance, a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

5.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2014 the Company had two Suezmax newbuilding contracts and was committed to making newbuilding installments of $87.9 million with expected payment in 2014.

6.      SUBSEQUENT EVENTS

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following the payment of the final installment of $41.5 million and the second vessel is expected to be delivered in September 2014. The Company is committed to making payments of $41.5 million as of the date of this press release with expected payment in September 2014.

The Company issued 1,635,589 new shares under the ATM program during April 2014. 96,976,365 ordinary shares were outstanding as of the date of this press release.